

September 20, 2013

Via E-mail
Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
GenCorp Inc.
2001 Aerojet Road
Rancho Cordova, CA 95742

> **Re: GenCorp Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 6, 2013**
> **File No. 333-190199**

Dear Ms. Redd:

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Unaudited Pro Forma Condensed Combined Financial Information, page 47

1. We note your disclosure on page 47 that states "Rocketdyne's consolidated financial information has been derived from its historical consolidated financial statements as of and for the six months ended March 31, 2013, and for its fiscal year ended December 31, 2012." In light of the fact that Rocketdyne's fiscal year ended December 31, 2012, please tell us and disclose how you computed the amounts presented in the six months ended March 31, 2013 column. Ensure that you disclose which periods were combined, as well as the sales and income for any periods which were excluded from or included more than once in the pro forma income statements. Refer to Rule 11-02(c)(3) of Regulation S-X.

Description of the New Notes, page 80

Collateral, page 82

2. We note your response to comment nine of our letter dated August 13, 2013 and your disclosure on page 84 that the value of the capital stock of each subsidiary whose pledged capital stock is limited by the 3-16 limitation is significantly above the 20% threshold. So that investors may better understand the significance of the pledged capital stock, please disclose, for each of Aeroject Rocketdyne, Inc., Aeroject Rocketdyne of DE, Inc. and Easton Development Company, LLC, whether the pledged securities would

constitute a material interest in the given company if foreclosed upon. For example, the significance of the pledged securities would vary depending on whether they represent a controlling interest in the company. Please also note that we continue to believe that whether the assets of the subsidiary guarantors have been separately pledged as collateral to secure the notes does not affect the materiality of disclosure relating to the pledged securities subject to Rule 3-16.

Please contact Leland Benton at (202) 551-3791 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Via E-mail
       Jeffrey Spindler, Esq.
       Olshan Frome Wolosky LLP